SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of August 29, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT

Embargoed until: 07:00 BST on 29 August 2001

CONTACTS:

MERANT
Gary Greenfield						Ken Sexton
Chief Executive Officer					Chief Financial Officer
+1 (301) 838 5223						+1 (301) 838 5210
Gary.Greenfield@merant.com				Ken.Sexton@merant.com

Larry De'Ath						Financial Dynamics
VP, Communications / Investor Relations		Harriet Keen / Emma
Rutherford
+1 (301) 838 5228						+44 (0) 20 7831 3113
Larry.Death@merant.com					merant@fd.com

---------------------------------------------------------
MERANT Reports First Quarter Revenue and Earnings Results
---------------------------------------------------------
Year-on-Year Growth from Continuing Businesses

ROCKVILLE, MD and NEWBURY, UK - August 29, 2001 - MERANT (London Stock Exchange (LSE): MRN; Nasdaq National Market (NNM): MRNT), a leading provider of software solutions for enterprise change management and enterprise data connectivity, today reported its results for its first fiscal quarter ended July 31, 2001. A conference call has been scheduled today for investors, press and analysts to review the following announcement at 2:30 pm BST (9:30 am U.S. EDT).

Key First Quarter Highlights (ended 31 July 2001)
* Revenue growth year-on-year from continuing operations
* Pre-tax earnings from continuing operations improve
* Cash position remains strong
* Restructuring on course following Micro Focus sale

Improved execution and business line focus have contributed to year-on-year revenue growth from continuing operations. The restructuring of the business has proceeded quickly and efficiently. In the first fiscal quarter, the Company made excellent progress in reducing operating costs and is continuing to focus on driving profitability. MERANT remains in a strong financial position with cash and equivalents of GPB47.7 million ($67.7 million) excluding funds received from the disposal of Micro Focus.

On June 12, 2001 MERANT announced it had entered into a conditional agreement to sell the Micro Focus legacy development, transformation and integration business to Golden Gate Capital and Parallax Partners. The sale was approved by MERANT shareholders on July 23, 2001 and was closed in August 2001. At closing, an initial payment of $54.5 million in cash was received from the buyers, based on an estimated net asset value of $2.0 million. The gain on the sale of Micro Focus will be recognized in the second fiscal quarter. Final net asset value and purchase price will be determined as provided for by the sale agreement in the second half of this fiscal year. The Micro Focus business is treated as discontinued operations in the reported results.

In addition, the Company's cash position may be further strengthened in this fiscal year by the sale of the Company's owned real estate in Newbury, UK. The property sale is estimated to generate approximately GPB10 million ($14 million) of additional funds. Micro Focus is currently leasing most of the office space in Newbury from MERANT. MERANT plans on leasing back a portion of these premises as part of the proposed sale transaction, and will be continuing its UK residence.

Commenting on the quarter, Gary Greenfield, MERANT president and chief executive officer, said:
"Completion of the Micro Focus sale positions MERANT to focus on growth, primarily in the enterprise change management market we serve with PVCS. During the quarter, MERANT expanded PVCS with the addition of PVCS Content Manager and the next version of its market-leading PVCS Dimensions product. We have begun to see the benefits of our closely focused business model over this period, even with the continuing challenging trading conditions.

Ken Sexton, chief financial officer of MERANT said:
"Cost reductions implemented over the course of the last fiscal year are already bringing operating costs in line with our revenue expectations. We are pleased with operating profits from continuing operations, which were in line with first quarter seasonal expectations. Looking back on our performance in the same period last year, we have made substantial progress in the efficient management of our costs and maintenance of our margins."

Operational Highlights:

MERANT's first quarter business developments include:
* MERANT Expands PVCS to Focus on Leadership in Emerging Enterprise Change Management (ECM) Market - MERANT provides ECM market leadership with the addition of PVCS Content Manager and the launch of PVCS Dimensions 7.0, the first software configuration management product to provide enterprise capability for both distributed and mainframe development.
* MERANT Moves Hosted Development Solution Behind Customer Firewall - MERANT ASaP Onsite provides ultimate security, rapid deployment and remote team collaboration for code and content while removing administrative burden.
* MERANT DataDirect Adds Java Mainframe Connectivity - New product expands industry's most comprehensive Java connectivity offering, integrating enterprise data connectivity across legacy systems and new world Java applications.
* MicroStrategy Signs OEM Agreement with MERANT DataDirect -Partnership enables rapid deployment of business intelligence applications

Sale of Micro Focus

On June 12, 2001, MERANT entered into a conditional agreement to sell the Micro Focus business for $62.5 million plus the assumption of certain liabilities. The purchase price was subject to adjustment to the extent that the value of net tangible assets of Micro Focus at closing were less than or greater than $10 million. At closing, the estimated net tangible asset value of Micro Focus was $2 million. The estimated value differed from the $10 million stated in the sale agreement, primarily because the liabilities assumed by the buyer of Micro Focus were greater than originally expected. The gain on sale of Micro Focus, after reductions for the value of tangible and intangible assets plus transaction and other related costs, will be recorded in the quarter ending October 31, 2001.

Financial Commentary under UK GAAP - for periods ended July 31, 2001

Revenues from continuing operations were GPB29.7 million for the first fiscal quarter as compared to GPB26.8 million for the quarter ended July 31, 2000. Revenue for the PVCS and DataDirect businesses on a combined basis grew 5% at constant currency exchange rates compared to the prior year's first quarter. Increased PVCS revenue in Europe and Asia offset demand weakness in the North American market. Increased revenue from software vendors embedding DataDirect technology is the primary reason for revenues
increasing in this business area.   Changes in currency exchange rates
increased U.K. GAAP revenue for continuing operations by GPB1.5 million when compared to last year, because of the U.S. dollar strengthening. Revenue from the discontinued Micro Focus business declined, due to decline in demand for Cobol and mainframe-related products.

Overall gross margins increased from the prior year's first quarter, primarily because of improved margins from our maintenance subscription revenue base. Operating expenses were down in this year's first quarter, as savings were realized from actions taken during the last twelve months. Excluding the effect of goodwill amortisation and exceptional charges, pre-tax earnings from continued operations were GPB0.9 million, or 0.4 pence per ordinary share on a net basis, for the quarter ended July 31, 2001. The above pre-tax earnings are excluding goodwill charges of GPB9.8 million for continuing operations.

Financial Commentary under U.S. GAAP - for periods ended July 31, 2001
For the first quarter ended July 31, 2001, revenues from continuing operations were $42.1 million compared to $41.0 million for the three months
ended July 31, 2000.   Revenue for the PVCS and DataDirect businesses on a
combined basis grew 5% at constant currency exchange rates compared to the prior year's first quarter. Increased revenue in Europe and Asia for PVCS offset demand weakness in the North American market. Increased revenue from software vendors embedding DataDirect technology is the primary reason for revenue increasing in this business area. Changes in currency exchange rates decreased U.S. GAAP revenue by $1 million compared to the same period last year, because of strengthening in the U.S. dollar against other major currencies.

Overall gross margins increased from the prior year's first quarter, primarily because of improved margins from our maintenance subscription revenue base. Operating expenses were down in this year's first quarter, as savings were realized from actions taken during the last twelve months. Operating income from continuing operations before charges for goodwill amortization were $0.5 million. Continuing pre-tax earnings excluding goodwill charges were $1.2 million, or $0.03 per ADS on an after tax basis. Goodwill amortization charges for the July 31, 2001 quarter were $1.0 million. Net earnings including goodwill and discontinued operations were $0.5 million, or $0.02 per ADS.

Summary financial results:

G.B. pounds, U.K. GAAP	                         Three months ended
(in millions, except per share amounts)	July 31, 2001	July 31, 2000
-------------------------------------------------------------------------
Continuing operations:
Revenue	                                     GPB29.7m  	       GPB26.8m
EBITA	                                            GPB0.4m  	      GPB(3.0)m
Profit (loss) before taxation, excluding
goodwill amortisation and exceptional items       GPB0.9m
GPB(1.9)m
Earnings (loss) per share, excluding goodwill
amortisation and exceptional items	               0.4p            (0.9)p
Goodwill amortisation and exceptional items       GPB9.8m
GPB9.5m
Loss after taxation                       	GPB(8.9)m 	     GPB(11.5)m
Loss per share                                   (7.0)p 	       (7.9)p
Discontinued operations:
(Loss) after taxation                     	GPB(1.6)m      	GPB(4.4)m
(Loss) per share	                               (1.2)p            (3.0)p
-------------------------------------------------------------------------
Total:
(Loss) after taxation                          GPB(10.5)m 	     GPB(15.9)m
(Loss) per share              	              (8.2p) 	      (10.9)p
-------------------------------------------------------------------------


U.S. dollars, U.S. GAAP	                         Three months ended
(in millions, except per ADS amounts)	July 31, 2001	July 31, 2000
-------------------------------------------------------------------------
Continuing operations:
Revenue	                                     $42.1m        	$41.0 m
EBITA	                                            $0.5m  	      $(4.7)m
Pre-tax earnings (loss) excluding goodwill
amortization	                                $1.2m  	      $(3.2)m
Net earnings (loss) per ADS - excluding
goodwill amortization	                         $0.03  	     $(0.07)
Goodwill amortization	                          $1.0m 	       $0.4 m
Net (loss) income 	                          $0.3m  	      $(3.5)m
Net (loss) income per ADS - diluted	             $0.01  	     $(0.12)
Discontinued operations:
Net earnings (loss)	                          $0.2m 	      $(7.2)m
Net earnings (loss) per ADS - diluted	       $0.01 	     $(0.25)
-------------------------------------------------------------------------
All operations:
Net earnings (loss)	                          $0.5m 	     $(10.7)m
Net earnings (loss) per ADS - diluted	       $0.02 	     $(0.37)
-------------------------------------------------------------------------
Notes:
* EBITA is earnings (loss) before interest, taxes, goodwill amortization and exceptional items.
* Pro forma net earnings (loss) excluding goodwill amortization and exceptional items are calculated based on an assumed tax rate of 35%.
* Data for prior periods have been restated to reflect the reclassification of the discontinued businesses (Micro Focus and Internet Professional Services businesses).
* The estimated loss on the sale of Newbury is treated as an exceptional item under U.K. GAAP in the July 31, 2001 quarter. Under U.S. GAAP, this loss will reduce the gain on the sale of Micro Focus to be recorded in the quarter ending October 31, 2001.
* The exceptional item in the July 31, 2000 quarter is a U.K. GAAP provision for the anticipated and incurred losses resulting from the revaluation of shares of MERANT purchased for employee share plans. There is no charge under U.S. GAAP.

About MERANT

MERANT is a leading provider of software solutions for enterprise change management and data connectivity. MERANT provides market-leading products and services under the PVCS and DataDirect brands. The company's technology is in use by more than 5 million customers at over 60,000 sites, including all of the Fortune 100 and the majority of the Global 500. MERANT is the OEM partner of choice for more than 500 technology companies, and is a strategic partner with IBM, Microsoft, Oracle and Compaq. For additional information, visit www.merant.com.

Forward-Looking Statements

The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This announcement contains forward-looking statements that include statements regarding the outlook for fiscal 2002, the progression of the transition in MERANT's sales model, reductions in operating expenses, expectations about trends in the delivery of e-business development applications, future investment in MERANT's consulting services, progress made on MERANT's restructuring following the Micro Focus sale, and the sale of the Company's owned real estate in Newbury, UK. When used in this document, the words "anticipate", believe", "estimate", "expect", "plan" and similar expressions, as they relate to MERANT or its management, are intended to identify these forward-looking statements. These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements. Future results will be difficult to predict as MERANT transforms its business strategy to provide e-business solutions and away from certain of its past primary markets, including the market for Cobol and mainframe-related products. MERANT's ability to recruit and retain key personnel, especially in the sales and business units, could materially alter financial results and plans for the sales and business units. Other factors that could cause actual results to differ materially include, among others, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services, the ability of MERANT to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise application development and e-business solutions, the potential need for enterprise application development solutions and e-business solutions to shift based on changes in technology and customer needs, the market acceptance of MERANT's e-business solutions and e-business solutions generally, the effect of competitors' efforts to enter MERANT's markets and the possible success of existing competitors in those markets, MERANT's ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future, and MERANT's ability to complete the proposed sale of the of the Company's owned real estate in Newbury, UK.

Further information on potential factors which could affect MERANT's financial results is included in MERANT's Annual Report on Form 20-F for the year ended April 30, 2000, and reports on Form 6-K as submitted to the SEC and as may be updated and amended with future filings or submissions.
MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this announcement that may reflect events or circumstances occurring after the date of this announcement.

Financial Statement Information

The financial information contained in this report does not constitute statutory accounts as defined in section 240 of the U.K. Companies Act 1985. Prior year figures are based on the audited financial statements of the Company.

U.S. Securities Filings

Copies of MERANT's Annual Report to Shareholders and Annual Report on Form 20-F for the year ended April 30, 2000, as well as its reports on Form 6-K, are available upon request to MERANT's offices in Rockville, Maryland or Newbury, United Kingdom and are also available on the SEC web site located at http://www.sec.gov.



MERANT plc
CONSOLIDATED STATEMENTS OF INCOME  -  IN U.S. FORMAT
(unaudited)
					                          Three months ended
					                   July 31, 2001	 July 31,
2000
(in thousands, except per share and ADS data)
----------------------------------------------------------------------------
----
Net revenue
	License fees			                   $18,468
$19,123
	Maintenance subscriptions			        17,757
14,832
	Training and consulting			               5,873
7,061
 ---------------------------------------------------------------------------
----
Total net revenue			                          42,098
41,016
----------------------------------------------------------------------------
----
Cost of revenue
	Cost of license fees			                 846
801
	Cost of maintenance subscriptions			   2,652
2,912
	Cost of training and consulting			   5,351
6,205
----------------------------------------------------------------------------
----
Total cost of revenue					         8,849
9,918
----------------------------------------------------------------------------
----
Gross profit			                          33,249
31,098
----------------------------------------------------------------------------
----
Operating expenses
	Research and development  			         8,307
8,491
	Sales and marketing			              19,951
21,033
	General and administrative			         4,520
6,313
	Goodwill amortization			                 957
378
----------------------------------------------------------------------------
----
Total operating expenses			              33,735
36,215
----------------------------------------------------------------------------
----
(Loss) from operations			                      (486)
(5,117)
Interest income, net			                       744
1,583
----------------------------------------------------------------------------
----
Income (loss) before income taxes			           258
(3,534)
Income taxes			                               0
0
----------------------------------------------------------------------------
----
Income (loss) from continuing operations			     258
(3,534)
Income (loss) from discontinued operations,
net of income taxes			                       237        	(
7,179)
----------------------------------------------------------------------------
----
Net income (loss)			                            $495
$(10,713)
----------------------------------------------------------------------------
----
Net income (loss) per share from continuing
operations: diluted		                           $0.00
$(0.02)
Net income (loss) per ADS on continuing
operations: diluted		                           $0.01
$(0.12)
Shares used in computing diluted net income (loss)
per share on continuing operations		             128,286
145,323
ADSs used in computing diluted net income (loss)
per ADS on continuing operations 		              25,657
29,065

Net income (loss) per share: diluted     			   $0.00
$(0.07)
Net income (loss) per ADS: diluted			         $0.02
$(0.37)
Shares used in computing diluted net income (loss)
per share			                               128,286
145,323
ADSs used in computing diluted net income (loss)
per ADS 			                                25,657
29,065

Pro forma net income (loss) per share from continuing operations, before goodwill amortization (based on an assumed tax rate of 35%):

Net income (loss) per share on continuing
operations: diluted			                     $0.01
$(0.01)
Net income (loss) per ADS on continuing
operations: diluted			                     $0.03
$(0.07)
Shares used in computing diluted net income (loss)
per share on continuing operations		             128,286
145,323
ADSs used in computing diluted net income (loss)
per ADS on continuing operations 		              25,657
29,065
----------------------------------------------------------------------------
----
Note: Each American depositary share, or ADS, represents five ordinary shares


MERANT plc
CONSOLIDATED BALANCE SHEETS  -  IN U.S. FORMAT
(unaudited)
(in thousands)			                July 31, 2001      	April 30,
2001
----------------------------------------------------------------------------
----
Assets
Current assets:
	Cash and cash equivalents			   $64,854
$81,973
	Short-term investments			           2,855
2,855
	Accounts receivable, net			    40,134
37,416
	Prepaid expenses and other assets	  	     6,324
6,282
----------------------------------------------------------------------------
----
Total current assets			               114,167
128,526
----------------------------------------------------------------------------
----
Fixed assets:
	Property, plant and equipment, net 		    18,970
19,018
	Goodwill, net			                13,587
14,597
	Software product assets, net			       669
833
	Net assets of discontinued business		    47,112
38,190
	Other assets			                   562
536
----------------------------------------------------------------------------
----
Total assets			                    $195,067
201,700
----------------------------------------------------------------------------
----
Liabilities and shareholders' equity
Current liabilities:
	Borrowings			                      $1,989
$2,017
	Accounts payable			                 4,742
6,634
	Accrued employee compensation and commissions  9,103
13,496
	Income taxes payable			           2,362
3,618
	Deferred revenue			                39,299
39,877
	Other current liabilities			    17,676
18,652
----------------------------------------------------------------------------
----
Total current liabilities			          75,171
84,294
Deferred income taxes			                13,545
13,659
----------------------------------------------------------------------------
----
Total liabilities			                      88,716
97,953
----------------------------------------------------------------------------
----
Shareholders' equity:
	Ordinary shares			                 4,448
4,448
	Additional paid-in capital and other reserves152,844
152,844
	Treasury stock			               (12,596)
(13,872)
	Retained (deficit) earnings 			   (20,229)
(20,724)
	Accumulated other comprehensive loss 	   (18,116)
(18,949)
----------------------------------------------------------------------------
----
Total shareholders' equity			         106,351
103,747
----------------------------------------------------------------------------
----
Total liabilities and shareholders' equity	  $195,067
$201,700
----------------------------------------------------------------------------
----


MERANT plc
CONSOLIDATED STATEMENTS OF CASH FLOW  -  IN U.S. FORMAT

(in thousands)			               Three months ended
(unaudited)			                          July 31, 2001
---------------------------------------------------------------

Operating activities
	Net income (loss)			                       $258
	Adjustments to reconcile net income (loss) to cash provided by operations:

	Depreciation of fixed assets			          1,735
	Amortization of software product assets
and other intangibles 			                      1,120
	Changes in operating assets and liabilities       (11,854)
	Other items			                             (891)
---------------------------------------------------------------
Net cash (used) provided by operating activities         (9,632)
---------------------------------------------------------------
Investing activities
	Purchases of property, plant & equipment		   (1,061)
	Software product assets and other intangibles	        -
	Changes in net assets of discontinued businesses   (7,881)
	Available-for-sale securities			              -
---------------------------------------------------------------
Net cash (used) by investing activities			   (8,942)
---------------------------------------------------------------
Financing activities
	Issuance of ordinary shares, net of expenses	        -
	Own shares			                            1,276
	Borrowings			                              (28)
---------------------------------------------------------------
Net cash provided by financing activities			    1,248
---------------------------------------------------------------
Effect of exchange rate changes on cash			      207
---------------------------------------------------------------
(Decrease) in cash			                    (17,119)
Cash at beginning of period			               81,973
---------------------------------------------------------------
Cash at end of period			                    $64,854
---------------------------------------------------------------



MERANT plc
CONSOLIDATED PROFIT & LOSS ACCOUNT  -  IN U.K. FORMAT

(unaudited)			                              Three months ended
					                 July 31, 2001      July 31,
2000

					                         GPB'000
GPB'000
----------------------------------------------------------------------------
---
Revenue: continuing business
	Licence fees			                  13,123
12,507
	Maintenance subscriptions			      12,415
9,687
	Training and consulting			             4,137
4,619
 ---------------------------------------------------------------------------
----
					                        29,675
26,813
Revenue: discontinued business			      17,481
20,770
----------------------------------------------------------------------------
---
Total revenue			                        47,156
47,583
----------------------------------------------------------------------------
---
Cost of revenue: continuing business
	Cost of licence fees			               598
521
	Cost of maintenance subscriptions			 1,864
2,014
	Cost of training and consulting			 3,744
4,237
 ---------------------------------------------------------------------------
----
					                         6,206
6,772
Cost of revenue: discontinued business			 3,832
8,137
----------------------------------------------------------------------------
---
Total cost of revenue			                  10,038
14,909
----------------------------------------------------------------------------
---
Gross profit			                        37,118
32,674
----------------------------------------------------------------------------
---
Operating expenses
	Research and development  			       9,569
9,630
	Sales and marketing			            20,246
24,851
	General and administrative			       5,743
4,076
	Amortisation of goodwill			      10,845
10,510
----------------------------------------------------------------------------
---
Total operating expenses			            46,403
49,067
----------------------------------------------------------------------------
---
Operating (loss)/profit:
	Continuing business			            (9,452)
(11,994)
	Discontinued business			               167
(4,399)
----------------------------------------------------------------------------
---
Total operating (loss)			                  (9,285)
(16,393)
Exceptional item:  Provision for loss on
disposal of fixed assets			            (1,761)
(554)
----------------------------------------------------------------------------
---
Operating (loss), before interest income		     (11,046)
(16,947)
Interest income, net			                     522
1,082
----------------------------------------------------------------------------
---
(Loss) before taxation			                 (10,524)
(15,865)
Taxation			                                   0
0
----------------------------------------------------------------------------
---
(Loss) for the period after taxation		     (10,524)
(15,865)
----------------------------------------------------------------------------
---

(Loss) per ordinary share: basic			       (8.2p)
(10.9p)
(Loss) per ordinary share: diluted			       (8.2p)
(10.9p)
----------------------------------------------------------------------------
---
Ordinary shares - basic			                 128,280
145,323
Ordinary shares - diluted			           128,280
145,323
----------------------------------------------------------------------------
---


MERANT plc
CONSOLIDATED BALANCE SHEET - U.K. FORMAT

(unaudited)			                     July 31, 2001     April 30,
2001

					                       GPB'000
GPB'000
----------------------------------------------------------------------------
---
Fixed assets
	Intangible fixed assets			          70,484
81,573
	Tangible fixed assets			          26,911
28,313
	Investment			                       6,001
6,860
----------------------------------------------------------------------------
---
Total fixed assets			               103,396
116,746
----------------------------------------------------------------------------
---
Current assets:
	Stock			                               697
610
	Trade debtors			                49,581
52,789
	Other debtors and prepaid expenses		     6,445
5,620
	Cash and bank deposits			          47,683
61,200
----------------------------------------------------------------------------
---
Total current assets			               104,406
120,219
----------------------------------------------------------------------------
---
Creditors: amounts falling due within one year
	Bank loans and overdrafts			     1,401
1,401
	Trade creditors			                 3,592
7,319
	Accrued employee compensation			     7,248
13,700
	Current corporation tax			           1,755
2,606
	Accrued expenses and other current liabilities 9,366
12,318
	Deferred revenue			                48,030
51,498
----------------------------------------------------------------------------
---
Total current liabilities			          71,391
88,842
----------------------------------------------------------------------------
---
Net current assets			                33,015
31,377
----------------------------------------------------------------------------
---
Total assets less current liabilities		   136,411
148,123
Provision for liabilities and charges		    16,338
19,657
----------------------------------------------------------------------------
---
Net assets			                           120,073
128,466
----------------------------------------------------------------------------
---
Capital and reserves
	Called up share capital			           2,699
2,699
	Share premium account			         193,644
193,644
	Capital redemption reserve			     6,916
6,916
	Profit and loss account			         (83,186)
(74,793)
----------------------------------------------------------------------------
---
Total shareholders' equity			         120,073
128,466
----------------------------------------------------------------------------
---


MERANT plc
CONSOLIDATED CASH FLOW STATEMENT - U.K. FORMAT

(unaudited)			                  Three months ended
					                 July 31, 2001
					                         GPB'000
------------------------------------------------------------
Operating (loss)			                       (11,046)
	Depreciation of fixed assets			       2,980
	Amortisation of software product assets and
      other intangibles 			            11,090
	Changes in operating assets and liabilities    (17,622)
	Other items			                             0
------------------------------------------------------------
Net cash (outflow) from operating activities	     (14,598)
Returns on investments and servicing of finance	         522
Taxation			                                (851)
Capital expenditure and financial investment	      (1,578)
------------------------------------------------------------
Cash outflow before financing			           (16,505)
Financing			                                 859
------------------------------------------------------------
(Decrease) in cash			                 (15,646)


Reconciliation of net cash flow to movements in net funds
------------------------------------------------------------

(Decrease) in cash			                (15,646)
Currency translation difference			      2,129
------------------------------------------------------------
Movement in cash during the period			    (13,517)
Net funds at beginning of period			     59,799
------------------------------------------------------------
Net funds at end of period			           46,282
------------------------------------------------------------

SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  August 29, 2001                By: /s/ Leo Millstein
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                                      Leo Millstein
					        Vice President & General Counsel